SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 23, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Closure Notice for the Secondary Public Offering of Common Shares Issued by

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Publicly-Held Corporation - Corporate Taxpayer’s Identification (CNPJ)
#43.776.517/0001-80
Rua Costa Carvalho, 300 – 05429-900 – São Paulo – SP

ISIN Code No. BRSBSPACNOR5

Brazilian Offering Coordinators

UNIBANCO	CITIBANK

Global Coordinator
Citigroup Global Markets Inc.

The State of São Paulo (“State”), Companhia Paulista de Parcerias (“CPP”, jointly with the State, the “Selling Shareholders”), Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) and Unibanco – União de Bancos Brasileiros S.A. (“Lead Manager”) do hereby declare the closure of public offering of nonpar, book-entry, common shares issued by the Company, free and clear of any burden or encumbrance (“Shares”), comprising the public secondary offering of 5,272,314,946 Shares to be held as a global offering (“Global Offering”), coordinated by Citigroup Global Markets Inc. (“Global Coordinator”) with a simultaneous offering of 1,431,398,446 Shares in Brazil (“Brazilian Offering”) and 3,840,916,500 Shares abroad, the latter in the form of 15,363,666 American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“International Offering”). Each ADS corresponds to 250 Shares.

On October 28,2004, Lead Manager exercised in full the option granted thereto by CPP and by the State to acquire, 205,495,667 and 9,214,074 supplementary block of Shares, respectively (“Additional Shares”), which were fully distributed. In addition, on November 5, 2004, Global Coordinator exercised in full the option granted thereto by CPP and the State to acquire 551,412,830 and 24,724,420 supplementary block of Shares, respectively, as 2,304,549 ADSs abroad (“Additional ADSs”). The sum of the Additional Shares and the Shares represented by the Additional ADSs totaled 790,846,991 Shares. These options were used exclusively to cover any excess demand verified during the Global Offering.

Taking into account the acquisition of Additional Shares and Shares represented by the Additional ADSs, 6,063,161,937 Shares were offered to the public, at the price of R$ 113.47 per lot of thousand shares, representing 21.29% of Company’s capital stock on this date, summing up the amount of

R$ 687,986,985.00

The Global Offering is supported by the State Law 11454, dated September 2,2003, whereas its terms and conditions were approved by the State, by means of Resolutions of the State Program Director Council for the Privatization in meeting held on June 29,2004 and by CPP in meeting of its Board of Directors held on October 1,2004.

The Company has contracted Banco Itaú S.A. as the depositary bank for the Shares.

The Secondary Public Offering was previously submitted to CVM (Brazilian Securities Commission) and registered under #CVM/SRE/SEC/2004/008, on October 29,2004. The Company obtained approval of the Depositary Receipts Program – DRs – Level 3 through the Registration CVM/SRE/RDR/2002/004, on May 09,2002.

Final distribution data for the Brazilian Offering are outlined in the chart below:

Type of Investor	No. Purchasers	Quantity of Shares

Individuals	89	39,486,888
Investment Clubs	7	29,027,379
Investment Funds (including Pension Funds)	234	851,914,418
Private Pension Entities	-	-
Insurance Companies	-	-
Qualified foreign investors	12	514,441,767
Intermediary Institutions Participating in the Distribution Consortium	-	-
Financial Institutions connected to the Company, coordinators of the Brazilian offering and/or syndicated brokerage houses	-	-
Other Financial Institutions	5	191,523,766
Other Legal Entities connected to the Company, intermediary institutions and/or syndicated brokerage houses	-	-
Other legal entities	3	3,362,969
Partners, administrators, employees, representatives and other persons connected to the Company, coordinators of the Brazilian Offering and/or syndicated brokerage houses	11	16,351,000
Others	-	-
Total Brazilian Offering	361	1,646,108,187

Under the context of the International Offering, 4,417,053,750 Shares were distributed, under the form of 17,668,215 ADSs, taking into account the exercise of option for the acquisition of Shares represented by Additional ADS.

The Global Coordinator has no responsibility over the public offering of Shares in Brazil, as well as in relation to the information contained in this Closure Notice.

“This notice is exclusively for information purposes, not dealing with an offer to sell securities”

ANBID
“This present public offering was prepared in accordance with the provisions of Self-Regulation Code of ANBID (Brazilian Association of Investment Banks and Securities Dealers) related to Public Offerings of Marketable Securities registered with the 5th Registry of Deeds and Documents of Rio de Janeiro State under # 497585, in compliance with the minimum standards of information contained therein, and ANBID does not assume any responsibility for the referred information, the quality of the Issuer/Offeror, the Participant Institutions and the marketable securities, purpose of the offer.”

Syndicated Brokerage Houses

ABN Amro Real CCVM S.A.	Geração Futuro CV Ltda.	Prime S.A. CCV
Agora Senior CTVM S.A.	Geraldo Correa CVM S.A.	Prosper S.A. CVC
Alfa CCVM S.A.	Gradual CCTVM Ltda.	RMC S.A. SC
Banespa S.A. CCT	Hedging-Griffo CV S.A.	Safra CVC Ltda.
Banif Primus CVC S.A.	HSBC CTVM S.A.	Santander Brasil S.A. CCVM
BES Securities Brasil S.A. CCVM	Indusval S.A. CTVM	Senso CCVM S.A.
Brascan S.A. CTV	Interfloat HZ CCTVM Ltda.	SLW CVC Ltda.
Coinvalores CCVM Ltda.	Intra S.A. CCV	Socopa SC Paulista S.A.
Concórdia S.A. CVMCC	Isoldi S.A. CVM	Solidez CCTVM Ltda.
Corretora Geral VC Ltda.	Itaú CV S.A.	Solidus S.A. CCVM
Corretora Souza Barros CT S.A.	Magliano S.A. CCVM	Spinelli S.A. – CVMC
Elite CCVM Ltda.	Manchester S.A. CCT	Spirit CV Ltda.
Emblema S.A. CCV	Novinvest CVM Ltda.	Talarico CCTM Ltda.
Equipe S.A. CV	Orbival CCVM Ltda.	Tcheca CCTVM Ltda.
Fator Doria Atherino S.A. CV	Petra Personal Trader CTVM Ltd.	Título CV S.A.
Finabank CCTVM Ltda.	Planner CV S.A.	Unibanco Investshop CVMC S.A.

SABESP	Energy, Water Resources and	São Paulo State
	Sanitation Secretariat	Government

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 23, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.